04001478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta, Jr. (901) 767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4908
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John C. Dallosta, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, Inc. , as of December 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

EXECUTIVE VICE-PRESIDENT

Title

Notary Public

My Commission Expires April 3, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2003

CONTENTS

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
SUITE 101
CORDOVA, TENNESSEE 38016-4908

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cordova, Tennessee
January 27, 2004

Jackson, Howell & Associates PC

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 1,079,062
Cash - segregated	102,855
Receivables:	
Customers	766,569
Broker-dealers and clearing organizations	562,702
Officers, directors and employees	142,347
Securities owned, at market value	9,945,197
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,199,419	287,355
Deferred income taxes	234,592
Other assets	829,082
	$13,949,761

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to bank, collateralized by securities owned	$ 5,982,619
Payable to customers	129,717
Payable to broker-dealers	625,746
Securities sold, not yet purchased	54,390
Accounts payable and accrued liabilities	724,552
	7,517,024
COMMITMENTS AND CONTINGENT LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 2,833 1/3 shares	2,208,790
Retained earnings	4,304,965
	6,513,755
Less cost of 6,666 2/3 shares of treasury stock	81,018
	6,432,737
	$13,949,761

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUE:	
Trading securities	$6,892,493
Miscellaneous trading activities	716,310
Underwriting	191,806
Other income related to trading	373,839
	8,174,448
EXPENSES:	
Commissions	3,833,518
Employee compensation	1,543,249
Clearance to non-brokers	365,050
Occupancy	341,988
Communications	190,332
Interest	71,214
Regulatory expenses	222,723
Other general, administrative and operating expenses	1,000,471
	7,568,545
INCOME BEFORE INCOME TAXES	605,903
INCOME TAX EXPENSE:	
Current	-
Deferred	200,289
NET INCOME	$ 405,614

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2003	$2,208,790	$3,899,351	$(81,018)	$6,027,123
Net income	-	405,614	-	405,614
Balance at December 31, 2003	$2,208,790	$4,304,965	$(81,018)	$6,432,737

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2003	$ -

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 405,614
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	91,763
Deferred tax benefit	272,912
(Increase) decrease in operating assets:	
Cash segregated under federal and other regulations	(410)
Net receivable from customers	(468,704)
Net receivable from broker-dealers and clearing organizations	(6,858)
Securities owned	(3,995,482)
Commissions and other receivables	347,842
Other	(167,994)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	37,340
Accounts payable and accrued liabilities	50,072
NET CASH USED IN OPERATING ACTIVITIES	(3,433,905)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(55,313)
NET CASH USED IN INVESTING ACTIVITIES	(55,313)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net proceeds on borrowings from clearing organization	3,527,950
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,527,950
INCREASE IN CASH	38,732
CASH AT BEGINNING OF YEAR	1,040,330
CASH AT END OF YEAR	$ 1,079,062

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 71,214
Income taxes	$ 15,497

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Carty Financial Corporation. Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2003 were $20,195.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent Company. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Allocated Expenses from Parent Company

The Parent company incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent company charges the subsidiary a management fee to cover salary processing costs.

NOTE C - CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company was not required to have special deposits. However, cash of $102,855 has been segregated in special accounts.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$530,615	$625,746
Receivable from clearing organizations	31,618	-
Other	469	-
	$562,702	$625,746

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the United States Government	$7,969,960	$ -
Obligations of states, counties, and municipalities	1,518,888	54,390
Corporate obligations	3,000	-
Stocks and warrants	48,515	-
Other securities	185,630	-
Securities owned not readily marketable	219,204	-
	$9,945,197	$54,390

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED - CONTINUED

Securities owned not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2003, these securities at estimated fair values consist primarily of equity securities.

NOTE F - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization of $5,982,619 is the result of advances for the purchase of securities. The liability is collateralized by securities sold to brokers and dealers and customers, and by securities owned, which are held by the clearing organization. Interest is at a fluctuating rate, 1.94% at December 31, 2003, that generally corresponds to the broker call money rate.

NOTE G - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2003:

Deferred tax assets:	
Net operating loss carryforward	$213,383
AMT credit carryforward	20,666
Property and equipment	543
Less valuation allowance	-
	$234,592

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ -	$185,961	$185,961
State and local	-	14,328	14,328
	$ -	$200,289	$200,289

NOTE G - INCOME TAX MATTERS - CONTINUED

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The net operating loss (NOL) carryforward may be carried forward for 20 years, and any unused NOL will expire as follow:

	Federal	State
December, 2020	$310,534	$ -
December, 2021	274,803	219,013
	$585,337	$219,013

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2003 due to the following:

Computed "expected" tax expense	$206,007
Increase (decrease) in income taxes benefit resulting from:	
Nondeductible expenses	2,090
Nontaxable income	(23,011)
State income tax expense, net of federal benefit	23,354
Other adjustments, net	(8,151)
	$200,289

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined under the applicable rules. At December 31, 2003, the Company had net capital of $4,069,891, which was $3,819,891 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

NOTE I - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $62,397 to the profit sharing plan for the year ended December 31, 2003.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2007. The lease requires annual rental payments as follows:

December 31, 2004	$229,486
December 31, 2005	237,767
December 31, 2006	245,364
December 31, 2007	188,214

During the year, the Company incurred building lease expense of $248,827.

The Company is a defendant in a lawsuit incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE L - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE M - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $5,376,767 in direct wage costs and payroll taxes to the Company.

NOTE N - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE O- COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2003, consist of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at market value	$7,322,700

SUPPLEMENTARY INFORMATION

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:
LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
SUITE 101
CORDOVA, TENNESSEE 38016-4908

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying financial statements of Carty & Company, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated January 27, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
January 27, 2004

Jackson, Howell & Associates PC

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

SCHEDULE I

Net capital:		
Total stockholder's equity		$6,432,737
Deductions and/or charges:		
Nonallowable assets:		
Unsecured customer receivables	$ 18,925	
Securities not readily marketable	219,204	
Furniture, equipment and leasehold improvements, net	287,355	
Other assets	1,141,895	
	1,667,379	
Aged fail-to-deliver	25,870	1,693,249
Net capital before haircuts on securities positions		4,739,488
Haircuts on securities:		
U. S. and Canadian government obligations	428,720	
State and municipal government obligations	204,463	
Corporate obligations	450	
Stocks and warrants	35,964	669,597
NET CAPITAL		$4,069,891
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to brokers or dealers and clearing organizations		$ 127,348
Payable to customers		129,717
Accounts payable and accrued expenses		724,776
AGGREGATE INDEBTEDNESS		$ 981,841

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 - CONTINUED
December 31, 2003

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$3,819,891
Excess net capital at 1000%	$3,971,706
Ratio of aggregate indebtedness to net capital	.24 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2003 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

Carty & Company, Inc.
COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

SCHEDULE II

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$139,788
Customers' securities failed-to-receive	127,348
Total credit items	267,136
Debit balances:	
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	740,168
Failed-to-deliver of customers' securities not older than 30 calendar days	24,701
Total debit items	764,869
Excess of total debit items over total credit items	$497,733
Required deposit	None

There are no material differences between the Company's computation for determination of the reserve requirements under Rule 15c3-3 included in Part II of Form X-17A-5 as of December 31, 2003 and the computation above; therefore, no reconciliation of the computation for determination of the reserve requirements under Rule 15c3-3 is included.

Carty & Company, Inc.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

SCHEDULE III

1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:
LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
SUITE 101
CORDOVA, TENNESSEE 38016-4908
(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Carty & Company, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Carty & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cordova, Tennessee
January 27, 2004

Jackson, Howell & Associates PC